SEC 1815
(02/2001)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

RIMFIRE
MINERALS CORPORATION

CDNX:RFM

Suite 700
**700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8**

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

NEWS RELEASE

January 7, 2001 PR02-01

CALIFORNIA-SURF PROJECT UPDATE

Rimfire Minerals Corporation (RFM-CDNX) reports that it has received notice from Western Keltic Mines Inc. (WKM-CDNX) that Barrick Gold Corporation has terminated the option agreement to earn a 51% interest in the California-Surf project. Rimfire and Western Keltic hold a 30% and 70% interest in the project respectively and are now evaluating options that will allow for continued exploration and development of the project.

For further information on Rimfire Minerals contact David Caulfield or Jason Weber at 604-669-6660, or visit the company website at www.rimfireminerals.com.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
January 7, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
January 7, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

Rimfire Minerals Corporation reports that it has received notice from Western Keltic Mines Inc. that Barrick Gold Corporation has terminated the option agreement to earn a 51% interest in the California-Surf project.

Item 5 **Full Description of Material Changes:**

Rimfire Minerals Corporation reports that it has received notice from Western Keltic Mines Inc. that Barrick Gold Corporation has terminated the option agreement to earn a 51% interest in the California-Surf project. Rimfire and Western Keltic hold a 30% and 70% interest in the project respectively and are now evaluating options that will allow for continued exploration and development of the project.

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**
Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	**Ian J. Talbot, Corporate Secretary** 300 – 1111 Melville Street Vancouver, British Columbia V6E 4H7 Telephone: (604) 661-9210 Email: ijtalbot@rbs.com

Item 9 **Statement of Senior Officer:**
The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of January, 2002.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date January 9, 2002

By: "David A. Caulfield"
David A. Caulfield, President